For Immediate Release

February 13, 2014

Manulife Financial reports full year net income of $3.1 billion and core earnings of $2.6 billion, up 73 per cent and 16 per cent, respectively, over 2012; and a strong regulatory capital ratio of 248 per cent, up 37 points over 2012.

Substantive progress made on growth strategies in the fourth quarter of 2013:

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Developing our Asian opportunity to the fullest: Insurance sales1 in 2013 were below our expectation but momentum improved in the fourth quarter of 2013 with sales up 20 per cent over the third quarter, reflecting record quarterly results in Hong Kong and Indonesia, and double digit growth in Japan; continued strong wealth sales; and expansion of our wealth management business in Malaysia.

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Growing our wealth and asset management businesses in Asia, Canada, and the U.S.: Strong net wealth flows for asset management businesses and funds under management1 of $599 billion, the 21st consecutive quarter of record funds under management.

•
Continuing to build our balanced Canadian franchise: Record wealth management assets under management; continued strong growth in our group pension business; sales in Group Benefits declined, reflecting normal variability in the group insurance market; solid individual insurance sales, with a focus on products with more favourable risk profiles; and double digit growth over the fourth quarter of last year in travel insurance sales reflecting our expanded distribution footprint.

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Continuing to grow higher ROE, lower risk U.S. businesses: Strong wealth management sales driven by robust mutual fund sales growth; Retirement Plan Services sales declined reflecting competitive pressures and lower industry sales, but sales for the new mid-market 401(k) platform continued to gain traction; insurance sales slowed reflecting a slowdown in universal life sales as we transition to new products.

Highlights for the quarter and the year ended December 31, 2013:
•	Net income attributed to shareholders of $1.3 billion in 4Q13 and $3.1 billion in 2013
•	Core earnings1 of $685 million in 4Q13 and $2.6 billion in 2013
•	Wealth sales of $12.2 billion in 4Q13 and $49.7 billion in 2013
•	Insurance sales of $617 million in 4Q13 and $2.8 billion in 2013
•	New business embedded value1 of $316 million in 4Q13 and $1.2 billion in 2013
•	Investment-related experience of $265 million in 4Q13 and $906 million in 2013
•	MLI’s MCCSR ratio of 248 per cent, up 19 points over 3Q13 and 37 points over year end 2012
•	21st consecutive quarter of record funds under management, ending at $599 billion
•	Net income attributed to shareholders in accordance with U.S. GAAP1 of $241 million in 4Q13 and a net loss of $648 million in 2013

TORONTO – Manulife Financial Corporation (“MFC”) announced today net income attributed to shareholders for the fourth quarter of 2013 and the full year of 2013 of $1,297 million and $3,130 million, respectively. This compares to $1,077 million and $1,810 million for the corresponding periods in 2012. Fourth quarter and full year 2013 diluted earnings per common share (“EPS”) were $0.68 and

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

$1.62, respectively, and return on common shareholders’ equity (“ROE”) was 20.2 per cent and 12.8 per cent, respectively.

Core earnings for the fourth quarter of 2013 and the full year of 2013 were $685 million and $2,617 million, respectively. This compares to $554 million and $2,249 million for the corresponding periods in 2012. Fourth quarter and full year 2013 diluted core earnings per common share (“Core EPS”)2 were $0.35 and $1.34, respectively, and core return on common shareholders’ equity (“Core ROE”)2 was 10.4 per cent and 10.6 per cent, respectively.

Donald Guloien, President and Chief Executive Officer, stated “Our 2013 results show another significant improvement in core earnings and net income, strong capital, decreased risk and improved return on equity.  Our plan is delivering.”

“Our U.S. operation has turned around nicely, and along with our very strong Asian and Canadian businesses, leads to a very well-balanced portfolio,” added Mr. Guloien.

Mr. Guloien concluded, “Insurance sales were slightly lower than what we would have liked, but with better margins; wealth sales were simply outstanding, driving assets under management to the 21st consecutive quarter of growth, to $599 billion.”

Steve Roder, Chief Financial Officer, said, “We generated solid financial results for the fourth quarter and increased our new business embedded value relative to last quarter and last year. In addition, our Investment Division continued to deliver solid investment gains reflecting our high quality portfolio and disciplined approach to extending credit and other investment activities.”

“We ended the quarter with a further strengthened capital position of 248 per cent, a 19 point improvement over the third quarter,” added Mr. Roder.

Highlights for the Fourth Quarter of 2013 and Full Year 2013:

•
Reported net income attributed to shareholders of $1.3 billion for the fourth quarter of 2013 and $3.1 billion for 2013, reflecting a $220 million and $1.3 billion increase, from the respective prior year periods:

•	Fourth quarter earnings included core earnings of $685 million, strong investment-related experience, a gain on the sale of our Taiwan insurance business and other one-time net favourable items.

•
Full year 2013 earnings included core earnings of $2,617 million as well as a number of items excluded from core earnings netting to $513 million. Items excluded from core earnings comprised the same category of items referenced above, partially offset by changes in actuarial methods and assumptions and direct market impacts.

•	Generated core earnings of $685 million for the fourth quarter of 2013, marginally below the third quarter of 2013 and core earnings of $2.6 billion for 2013, up $368 million over 2012:

•
Compared with the third quarter of 2013, core earnings decreased by $19 million.  The less favourable impact of tax items and higher legal and other accruals was mostly offset by improved policyholder experience in the U.S. and lower net hedging costs.

•
Full year 2013 core earnings increased by $368 million compared with 2012. The increase was primarily attributable to higher fee income driven by the growth of our wealth management businesses, improved new business margins on our North American insurance businesses, and lower amortization of deferred acquisition costs on our variable annuity business, partially offset by higher expenses.

•	Reported insurance sales of $617 million for the fourth quarter of 2013 and $2.8 billion for 2013, reflecting a 32 per cent and 13 per cent decline, from the respective prior year periods:

•
Compared with the fourth quarter of 2012, insurance sales decreased 32 per cent. The decrease reflects strong prior year sales in advance of product changes in Japan and normal variability of sales in Canadian Group Benefits. As a result, sales in Asia and Canada declined

2	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

   five per cent and 59 per cent, respectively, and excluding sales in Japan and Canadian Group Benefits, total insurance sales increased seven per cent over the fourth quarter of 2012.

•
Full year insurance sales declined by 13 per cent. In Asia, insurance sales declined 16 per cent with reported growth in most territories being more than offset by lower sales in Japan as a result of product changes. In Canada, insurance sales declined 14 per cent driven by normal variability in our Group Benefits business. John Hancock Life sales declined six per cent reflecting our actions to reposition our new business mix to products with increased margins and more favourable risk profiles.

•	Achieved strong wealth sales of $12.2 billion in the fourth quarter of 2013 and $49.7 billion for 2013, reflecting a 15 per cent and 37 per cent increase, from the respective prior year periods:

•
Wealth sales exceeded $12 billion in the fourth quarter of 2013, an increase of 15 per cent compared with the fourth quarter of 2012. Fourth quarter Canadian and U.S. wealth sales reported year-over-year growth of 24 per cent and 22 per cent, respectively, driven by continued strong mutual fund sales and a 79 per cent increase in Canadian Group Retirement Solutions sales. In Asia, wealth sales declined 18 per cent reflecting strong prior year sales that benefited from a successful fund launch in Japan and the start of the Hong Kong Mandatory Provident Fund’s “Employee Choice Arrangement” in late 2012.

•
Record wealth sales of $49.7 billion in 2013 increased 37 per cent compared to 2012. Record wealth sales in Asia increased 57 per cent, driven by new fund launches, and strong pension sales following the launch of the Employee Choice Arrangement in Hong Kong.  In Canada, wealth sales rose 21 per cent due to continued strong mutual fund sales and higher Group Retirement Solutions sales. U.S. Division wealth sales rose 39 per cent driven by strong mutual fund sales, partly offset by a decline in pension and annuity sales.

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Generated strong investment-related experience of $265 million in the fourth quarter of 2013, $50 million of which was included in core earnings. The favourable investment-related experience was largely related to the redeployment of government securities into higher yielding assets and continued excellent credit experience.

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Strengthened the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) to 248 per cent at December 31, 2013, up by 19 points from the third quarter of 2013. The increase reflects the contribution from fourth quarter earnings, a reduction in capital requirements for variable annuity and segregated fund guarantees due to the strong equity markets, the sale of our Taiwan insurance business and a $250 million issuance of subordinated debentures.

•	Achieved 21st consecutive quarter of record funds under management (“FUM”) of $599 billion as at December 31, 2013, an increase of $68 billion compared with December 31, 2012.

•
Generated new business embedded value (“NBEV”) of $316 million in the fourth quarter of 2013 and $1.2 billion for 2013, reflecting a 27 per cent and 16 per cent increase, from the respective prior year periods. The increase in insurance NBEV reflects management actions to improve margins primarily in the life insurance business in North America and a more favourable business mix. The improvement in wealth NBEV is largely driven by higher volumes in our mutual fund business.

•
Reported net income attributed to shareholders under U.S. GAAP of $241 million in the fourth quarter of 2013 and a net loss of $648 million for 2013.  These results are inclusive of accounting losses related to our variable annuity business and macro hedges of $525 million in the fourth quarter and $2,521 million for the full year.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Financial Highlights

	Quarterly Results			Full Year Results
C$ millions, unless otherwise stated Unaudited	4Q 2013	3Q 2013	(restated)(1) 4Q 2012	2013	(restated)(1) 2012
Net income attributed to shareholders	$1,297	$1,034	$1,077	$3,130	$1,810
Preferred share dividends	(34)	(33)	(29)	(131)	(112)
Common shareholders’ net income	$1,263	$1,001	$1,048	$2,999	$1,698
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(2)	$685	$704	$554	$2,617	$2,249
Investment-related experience in excess of amounts included in core earnings	215	491	321	706	949
Core earnings plus investment-related experience in excess of amounts included in core earnings	$900	$1,195	$875	$3,323	$3,198
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(81)	94	82	(336)	(582)
Changes in actuarial methods and assumptions	(133)	(252)	(87)	(489)	(1,081)
Disposition of Taiwan insurance business (3)	350	-	-	350	(50)
Other items(4)	261	(3)	207	282	325
Net income attributed to shareholders	$1,297	$1,034	$1,077	$3,130	$1,810
Basic earnings per common share (C$)	$0.69	$0.54	$0.57	$1.63	$0.94
Diluted earnings per common share (C$)	$0.68	$0.54	$0.57	$1.62	$0.92
Diluted core earnings per common share (C$)(2)	$0.35	$0.36	$0.28	$1.34	$1.15
Return on common shareholders’ equity (“ROE”) (%)	20.2%	16.8%	19.2%	12.8%	7.8%
Core ROE (%)(2)	10.4%	11.3%	9.6%	10.6%	9.8%
Funds under management (C$ billions)(2)	$599	$575	$531	$599	$531

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)	The $50 million charge in 2012 represents closing adjustments to the 2011 disposition of our Life Retrocession business.

(4)
The fourth quarter 2013 gain of $261 million includes the impact on the measurement of policy liabilities of policyholder-approved changes to the investment objectives of separate accounts that support our Variable Annuity products in the U.S. and a  recapture of a reinsurance treaty in Asia.

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia Division, stated, “The insurance sales momentum we noted in the third quarter continued in the fourth quarter, with record results in Hong Kong and Indonesia, up 49 per cent and 48 per cent, respectively, over the prior quarter, as well as improving momentum in Japan, with sales up 18 per cent compared to the prior quarter. We are very pleased with our full year wealth sales results, which grew by 57 per cent over 2012, as new products and expanded distribution contributed to broad-based growth across most of our markets.”

Insurance sales in 4Q13 were US$295 million, a decrease of five per cent compared with 4Q12, and for the full year 2013 were US$1 billion, a decrease of 16 per cent compared with full year 2012. Both 4Q12 and full year 2012 sales included non-recurring items in Japan that are described below. With the completion of the sale of our Taiwan insurance business in December we have restated all prior periods to exclude Taiwan’s insurance sales.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

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Japan sales in 4Q13 were US$110 million, a decrease of 28 per cent compared with 4Q12 primarily due to the non-recurrence of the exceptionally high level of corporate product sales in 4Q12. Compared with 3Q13, sales increased 18 per cent, driven by our new corporate product launched in September. Full year 2013 sales of US$400 million were 36 per cent lower than 2012 due to the non-recurrence of strong cancer product sales in the first half of 2012 prior to tax changes and the 4Q12 corporate product sales noted above.

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Hong Kong sales in 4Q13 of US$88 million increased 35 per cent compared with 4Q12. The increase was due to the success of our annual agency sales campaign and strong whole life par product sales in advance of announced price increases. Full year sales in 2013 of US$256 million were in line with the prior year as the favourable impact of a 12 per cent increase in the number of professional agents during 2013 was offset by the higher sales in 2012 related to announced pricing actions.

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Indonesia sales in 4Q13 of US$37 million increased 30 per cent compared with 4Q12 driven by sales through Bank Danamon and a successful year end agency campaign. Full year 2013 sales were US$120 million, an increase of 18 per cent compared with 2012 driven by sales generated by Bank Danamon which continue to meet our expectations set when we entered the exclusive relationship.

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Asia Other sales (Asia excluding Japan, Hong Kong, Indonesia and Taiwan) in 4Q13 of US$61 million decreased 10 per cent from 4Q12. Record sales in the Philippines and Vietnam were more than offset by competitive pressures and weakness in agency sales in Singapore. Full year 2013 sales were US$244 million, an increase of five per cent compared with 2012.

Wealth sales in 4Q13 were US$1.6 billion, 18 per cent lower than 4Q12 sales which included the launch of our Strategic Income Fund in Japan and the start in the Hong Kong Mandatory Provident Fund’s (“MPF”) new Employee Choice Arrangement. Full year record wealth sales in 2013 were US$8.3 billion, an increase of 57 per cent compared with 2012.

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Japan sales in 4Q13 of US$272 million were half of the 4Q12 level, which included the very successful launch of the Strategic Income Fund. Full year 2013 sales of US$1.9 billion increased 33 per cent compared with 2012, driven by strong sales of the Strategic Income Fund in the first half of the year, along with new fund launches in the second half of the year. Rising U.S. interest rates during the second half of 2013, and a shift in investor preference from bonds to equities, reduced demand for the Strategic Income Fund in the second half of the year.

•
Hong Kong sales in 4Q13 of US$282 million decreased 12 per cent compared with sales in 4Q12 which were boosted by the start in the MPF new Employee Choice Arrangement.  Full year 2013 sales of US$1.1 billion increased 44 per cent compared with 2012, driven by continued momentum of MPF and mutual fund sales.

•
Indonesia sales in 4Q13 of US$82 million decreased by 78 per cent compared with 4Q12 due to the impact of unfavourable markets on single premium unit-linked and mutual fund sales. Full year 2013 sales of US$974 million were in line with last year. A significant rise in local interest rates, a drop in the local equity market and the depreciation of the Rupiah in the second half of 2013 caused many investors to delay investment decisions.

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Asia Other sales (Asia excluding Japan, Hong Kong and Indonesia) in 4Q13 of US$931 million increased 40 per cent compared with 4Q12 as a result of the successful launch of  new bond funds in China and Taiwan. Full year 2013 sales reached a record US$4.3 billion, almost double 2012 sales, driven by new fund launches in China, higher mutual fund sales in Taiwan and strong single premium unit-linked product sales in the Philippines in the first half of the year.

We continue to execute on our growth strategy by expanding agency and bank channel distribution capacity. Contracted agents were approximately 57,500 as at December 31, 2013, seven per cent more than at December 31, 2012, reflecting double digit growth in Hong Kong, the Philippines, Malaysia and Vietnam. During 2013, we also entered into an exclusive bancassurance relationship with Alliance Bank in Malaysia and we completed the acquisition of MAAKL Mutual Bhd, greatly enhancing our business and presence in Malaysia and complementing our wealth management growth strategy.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division reported, “We made strong progress across all our diverse businesses in 2013. Record wealth management sales reflected strong momentum in Manulife Mutual Funds and Group Retirement Solutions. Group Benefits continued to lead the market in sales in 2013 according to the most recently published industry information. Manulife Bank responded to significant regulatory changes and ended the year with record net lending assets despite an overall slowdown in the residential mortgage market and an aggressive competitive environment. We continued to drive our desired shift in product mix, reducing the proportion of sales with guaranteed features in insurance and variable annuities and we launched our innovative RetirementPlus, the next step in the evolution of our segregated funds product3 portfolio. We continued to expand our distribution reach through increased broker-dealer penetration, by adding new advisors and extending existing relationships, as well as through two strategic transactions in the mortgage creditor life and travel insurance businesses.”

Individual wealth management 4Q13 sales of $2.7 billion increased 18 per cent compared with 4Q12 and full year 2013 sales were a record $10.8 billion, an increase of 20 per cent compared with 2012.
•
Manulife Mutual Funds 4Q13 gross sales4 were $1.6 billion, 19 per cent higher than 4Q12 and full year 2013 record gross sales of $6.6 billion were 61 per cent higher than 2012 levels. Record net sales in 2013 and market appreciation drove assets under management to $27.6 billion at December 31, 2013, an increase of 33 per cent year-over-year, almost double the industry growth rate5.  This success reflects our expanded distribution reach and strong fund performance, leveraging our global asset management expertise across a diverse global fund platform.

•
Manulife Bank’s net lending assets ended 2013 at a record $18.9 billion, nine per cent higher than year end 2012 and outpacing industry growth6. The impact of an industry-wide slowdown in the residential mortgage market reduced the growth in new loan volumes. New loan volumes were $1.0 billion in 4Q13, three per cent lower than 4Q12, and were $4.1 billion for the year, nine per cent lower than 2012.

•
Segregated Fund5 4Q13 sales of $388 million were slightly higher than 4Q12, while full year sales of $1.5 billion were 28 per cent lower than 2012, reflecting the evolution of our product strategy. In 4Q13 we introduced Manulife RetirementPlus, an innovative, flexible retirement savings and income solution which customers can personalize to meet their retirement needs. Fixed product 4Q13 sales were $92 million and full year sales were $379 million. The three per cent and 25 per cent increases from the 2012 comparative periods, respectively, reflect a more competitive rate positioning.

Individual Insurance 4Q13 annualized premium equivalent basis sales7 were $67 million, 16 per cent higher than 4Q12. Full year 2013 sales were $248 million, two per cent lower compared with 2012 due to our actions to reposition to products with more favourable risk profiles. Single premium 4Q13 sales of $97 million increased 18 per cent from 4Q12 reflecting our expanded footprint in travel insurance. Single premium sales of $319 million for the year were eight per cent higher than in 2012.

Group Benefits led the market in sales through the first three quarters of 2013, according to the most recently published industry information8, reflecting good growth across diverse market segments. Sales volumes reflected the normal variability of the group market, with sales in 4Q13 of $85 million, significantly below 4Q12, and full year sales of $845 million, 18 per cent lower than record 2012 levels.  Both 2013 and 2012 benefited from strong single premium sales.

Group Retirement Solutions 4Q13 sales were $399 million, an increase of 79 per cent compared with 4Q12 and full year 2013 sales of $1.4 billion, 25 per cent higher than 2012. Successful cross-selling efforts contributed to the strong sales in both group businesses.

3	Segregated funds products include guarantees. These products are also referred to as variable annuities.

4	Gross mutual fund sales in 4Q13 and full year include deposits from segregated fund sales of $466 million and $1,854 million, respectively.

5	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada as at December 31, 2013.

6	As per McVay and Associates, The Personal Banking Product Market Share, November 2013.

7	This item is a non-GAAP measure. See “Performance and Non-GAAP measures” below.

8	Based on quarterly LIMRA industry sales reports as at September 30, 2013.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, "We are extremely pleased with our fourth quarter and full year results. Robust sales in John Hancock Investments contributed to record funds under management in the Wealth Management business. John Hancock Investments had record sales for the full year and is well positioned for continued success. On the insurance front, we continue to record strong sales of our repriced, lower risk insurance products and the integration of our John Hancock Life and Long-Term Care businesses is largely completed. The integration will expand sales opportunities and drive operational efficiencies9.”

Wealth Management sales in 4Q13 were US$7.1 billion, an increase of 22 per cent compared with 4Q12. Full year sales in 2013 were US$28.2 billion, an increase of 39 per cent compared with 2012.

•
John Hancock Investments (“JH Investments”) sales in 4Q13 were US$5.6 billion and record full year 2013 sales were US$23.3 billion, increases of 49 per cent and 79 per cent, respectively, over comparative periods in 2012. Improved sales force productivity, strong focus on key distribution partners and continued strong product performance drove increases across all distribution channels. As of December 2013, JH Investments offered 34 Four- or Five-Star Morningstar rated equity and fixed income mutual funds representing over half of our rated funds and an increase of eight over 3Q1310. JH Investments redemption rates remained below the industry average11, contributing to its ninth consecutive quarter of positive net sales. Funds under management reached a record US$60.9 billion at December 31, 2013, a 44 per cent increase from the prior year end.

•
John Hancock Retirement Plan Services sales in 4Q13 were US$1.6 billion and full year 2013 sales were US$4.8 billion, representing a decrease of approximately 20 per cent compared with the same periods in 2012. Sales were impacted by continued competitive pressures as well as a slowdown in the industry for both the small case market and mid-market segments. Sales of TotalCare and Enterprise continue to gain traction in the 401(k) mid-market segment. Funds under management reached a record US$82.0 billion as at December 31, 2013, a 15 per cent increase from December 31, 2012.

•
The John Hancock Lifestyle and Target Date funds had assets under management of US$89.7 billion as at December 31, 2013, a 12 per cent increase over December 31, 2012. As of December 31, 2013 we were the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products12. New deposits in 4Q13 included US$568 million of JH Investments sales and US$2.2 billion of deposits from our 401(k) products.

Insurance sales were US$137 million in 4Q13, a decrease of 21 per cent compared with 4Q12. Full year 2013 sales were US$563 million, a decrease of six per cent compared with 2012.

•
John Hancock Life sales in 4Q13 of US$124 million were 24 per cent lower than 4Q12 and full year sales in 2013 of US$510 million were six per cent below 2012. The business continued to drive improvements in business mix and profitability driven by double digit growth of targeted Protection universal life (“UL”) and Indexed UL products in 2013. In 4Q13, we saw a slowdown in UL sales as we transition to new products.

•
John Hancock Long-Term Care sales in 4Q13 of US$13 million increased by 30 per cent compared with 4Q12, as the competitive landscape in Retail sales continued to improve. Full year 2013 sales of US$53 million were slightly lower than 2012.

9	See “Caution regarding forward-looking statements” below.

10
 For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge

11	Source: Strategic Insight SIMFUND. Redemption rates calculated using retail long-term open end mutual funds for managers in the Intermediary-Sold channel. Excludes money market and 529 share classes.

12	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “Our strong General Fund investment results continued in the fourth quarter of 2013 and were largely driven by the redeployment of government securities into higher yielding corporate and project finance bonds. In addition, our credit experience continues to outperform expectations. During 2013, we originated well over $1 billion in alternative long-duration assets, on a net basis, across various asset classes including real estate, infrastructure, private equities, and farmland. Our acquisitions continue to be high quality, good relative value alternative long-duration assets which have enhanced our risk-adjusted returns and have diversified our portfolio.”

Mr. Thomson continued, “Manulife Asset Management experienced significant growth in 2013 across its global franchise, with external assets under management increasing by 18 per cent to $243 billion. We made several strategic additions to our portfolio management teams including the purchase of MAAKL Holdings Berhad in Malaysia.  Outstanding investment performance continues to differentiate Manulife Asset Management; with all public asset classes outperforming their benchmarks on a 1, 3, and 5-year basis.  We also announced the expansion of our third party private asset management business, providing investors access to Manulife’s specialized private asset investment teams that until now have primarily served its general fund.”

External assets managed by Manulife Asset Management (“MAM”) were $243 billion as at December 31, 2013, an increase of $14 billion from September 30, 2013. Including assets managed on behalf of the General Account, MAM managed a total of $280 billion in assets as at December 31, 2013. At December 31, 2013, MAM had a total of 70 Four- and Five-Star Morningstar rated funds, an increase of 10 funds since September 30, 2013.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after March 19, 2014 to shareholders of record at the close of business on February 26, 2014.

The Board of Directors approved that, in respect of the Company’s March 19, 2014 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

AWARDS & RECOGNITION

In Canada, Manulife was named a Greater Toronto Top Employer for the third year in a row. The award recognizes employers in the Greater Toronto area that lead their industries in offering exceptional places to work. The Women’s Executive Network named two of our executives, Jacqui Allard, Head of Operations, Investments, and Sue Reibel, Senior Vice President, Canadian Group Business Development, among its 2013 Most Powerful Women, Corporate Executive category award winners. The award acknowledges excellence in management, corporate performance, community service, vision and leadership.

In Hong Kong, Manulife was designated as “Company For Financial Planning Excellence of the Year” for the seventh year running, in the insurance category at the SCMP/IFPHK Financial Planner Awards 2013.

In China, Manulife-Sinochem received the “2013 Professional Insurance Service Award” from the 2013 Shanghai Insurance Industry Annual Appraisal held by Money Weekly.

In Vietnam, Manulife Vietnam was honoured for the second time with the “Certificate of Merit” by the Ministry of Finance for its outstanding contribution in building and developing the Vietnamese insurance market.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Notes:
Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 13, 2014. For local and international locations, please call 416-340-8018 and toll free in North America please call 1-866-225-0198. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on February 13, 2014 through February 27, 2014 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on February 13, 2014. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Fourth Quarter 2013 Statistical Information Package is also available on the Manulife Financial website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com	Investor Relations: Anique Asher (416) 852-9580 anique_asher@manulife.com

February 13, 2014 – Press Release Reporting Fourth Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of February 13, 2014, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2012 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2012 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Fourth quarter highlights	1.	Regulatory, actuarial and accounting risks
2.	Full year highlights	2.	Variable annuity and segregated fund guarantees
		3.	Caution related to sensitivities
B	FINANCIAL HIGHLIGHTS	4.	Publicly traded equity performance risk
1.	Fourth quarter earnings analysis	5.	Interest rate and spread risk
2.	Full year earnings analysis
3.	Premiums and deposits	E	ACCOUNTING MATTERS AND CONTROLS
4.	Funds under management	1.	Critical accounting and actuarial policies
5.	Capital	2.	Sensitivity of policy liabilities to updates to assumptions
6.	Impact of fair value accounting	3.	Accounting and reporting changes
7.	U.S. GAAP results

C	PERFORMANCE BY DIVISION	F	OTHER
1.	Asia	1.	Performance and Non-GAAP measures
2.	Canadian	2.	Key planning assumptions and uncertainties
3.	U.S.	3.	Caution regarding forward-looking statements
4.	Corporate and Other

February 13, 2014 – Press Release Reporting Fourth Quarter Results

A         OVERVIEW

A1	Fourth quarter highlights

Manulife reported fourth quarter 2013 net income attributed to shareholders of $1.3 billion and core earnings13 of $685 million. Net income attributed to shareholders increased $220 million compared with the fourth quarter of 2012, of which $131 million was driven by higher core earnings and $89 million related to other items.

The $131 million increase in core earnings was driven by higher fee income as a result of growth in our wealth management businesses, increased new business margins in our North American insurance businesses, lower hedging costs and net modestly favourable currency impacts, partially offset by higher legal and variable compensation accruals. Core earnings in the fourth quarters of both 2013 and 2012 included favourable policy related experience and favourable tax related items.

Items excluded from core earnings in the fourth quarter of 2013 netted to a gain of $612 million and included $215 million of favourable investment-related experience (in excess of the $50 million included in core earnings), a $350 million gain on the sale of our Taiwan insurance business, and $261 million related to policyholder-approved changes to the investment objectives of separate accounts that support our variable annuity products in the U.S., as well as a recapture of a reinsurance treaty in Asia. These items were partially offset by an $81 million net charge related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged, and $133 million related to changes in actuarial methods and assumptions of which $69 million resulted from our review of our modeling of future tax cash flows for our U.S. Variable Annuity business and the remainder from other modeling refinements.  Items excluded from core earnings in the fourth quarter of 2012 netted to a gain of $523 million.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) closed the year at 248 per cent, an increase of 19 points compared with the third quarter of 2013. The increase reflects the contribution from fourth quarter earnings, a reduction in capital requirements for variable annuity and segregated fund guarantees due to the strong equity markets, the sale of our Taiwan insurance business and a $250 million issuance of subordinated debentures.

Insurance sales13 of $617 million in the fourth quarter of 2013 decreased 32 per cent14 compared with the fourth quarter of 2012. While we reported record quarterly sales in Hong Kong and Indonesia, overall sales were lower due to the high level of sales in Japan in the fourth quarter of 2012 in advance of product changes and normal variability of sales in Canadian Group Benefits. As a result, sales in Asia and Canada declined five per cent and 59 per cent, respectively. In the U.S., insurance sales decreased 21 per cent reflecting our actions to increase margins.

Wealth sales exceeded $12 billion in the fourth quarter of 2013, an increase of 15 per cent compared with the fourth quarter of 2012. In Asia, fourth quarter wealth sales exceeded US$1.5 billion, a decline of 18 per cent from sales in the fourth quarter of 2012 which benefited from a successful fund launch in Japan and the start of Hong Kong Mandatory Provident Fund’s “Employee Choice Arrangement”. Fourth quarter Canadian and U.S. wealth sales reported growth of 24 per cent and 22 per cent, respectively, driven by continued strong mutual fund sales and also included a 79 per cent increase in Canadian Group Retirement Solutions sales.

A2	Full year highlights

Manulife reported net income attributed to shareholders of $3,130 million and core earnings of $2,617 million in 2013. Net income attributed to shareholders increased $1,320 million compared with 2012, of which $368 million was driven by higher core earnings and $952 million related to items excluded from core earnings.

The $368 million increase in core earnings was driven by higher fee income as a result of growth in our wealth management businesses, increased new business margins in our North American

13	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

14
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

insurance businesses and lower amortization of deferred acquisition costs on our closed blocks of Variable Annuity business, partially offset by higher expenses. The increase in expenses related to higher legal and variable compensation accruals. While we reported overall policy experience losses in both years of about the same amount, there was significantly improved claims experience in the U.S. in 2013 offset by the one-time gains reported in 2012 related to specific run-off accident and health reinsurance business settlements and the release of excess Property and Casualty Reinsurance provisions related to 2011 events. We also reported net favourable tax items in both periods of about equal amounts.

The net amount of items excluded from core earnings in 2013 was a gain of $513 million compared to a charge of $439 million in 2012.  This $952 million improvement was driven by a $592 million reduction in charges related to changes in actuarial methods and assumptions (2013 - $489 million charge, 2012 - $1,081 million charge), and a $350 million gain on the sale of our Taiwan insurance business.  While investment-related experience was strong in both years, the $706 million gain reported in 2013 (in excess of the $200 million of investment gains included in core earnings) was $243 million lower than in 2012. This decrease was offset by $246 million of lower charges related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged. Other items excluded from core earnings netted to a gain of $282 million in 2013 and $275 million in 2012. The 2013 amount mostly related to policyholder-approved changes to the investment objectives of separate accounts that support our Variable Annuity products in the U.S. and a recapture of a reinsurance treaty in Asia. The 2012 amount primarily related to in-force product changes, the recapture of a reinsurance treaty in Canada and tax items, partially offset by a $200 million goodwill impairment charge.

As noted above, investment-related experience totaled $906 million in 2013 and was $243 million lower than in 2012. The investment-related experience gains are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. The investment-related experience in 2013 included:  $516 million primarily related to the impact of investing activities (both fixed income and alternative long-duration assets) on the measurement of our policy liabilities; $228 million related to asset allocation activities that enhanced surplus liquidity and resulted in higher yielding assets in the respective liability segments; and $162 million due to favourable credit experience relative to our long-term assumptions. The investment-related experience in 2012 included: $1,117 million primarily related to the impact of investing activities (both fixed income and alternative long-duration assets) on the measurement of our policy liabilities; and $32 million due to favourable credit experience relative to our long-term assumptions (see also section B6 Impact of fair value accounting below).

Insurance sales of $2.8 billion in 2013 declined by 13 per cent compared with 2012. In Asia, insurance sales declined by 16 per cent with the year-over-year growth reported in most territories being offset by lower sales as a result of product changes in Japan. In Canada, insurance sales declined 14 per cent driven by normal variability in our Group Benefits business. JH Life sales declined six per cent reflecting our actions to reposition our new business mix  to products with increased margins and more favourable risk profiles.

Record wealth sales of $49.7 billion in 2013, increased 37 per cent compared with 2012. Record wealth sales in Asia increased 57 per cent driven by new fund launches and strong pension sales following the launch of Employee Choice Arrangement in Hong Kong. In Canada, wealth sales rose 21 per cent due to continued strong mutual fund sales and higher pension sales. U.S. Division wealth sales rose 39 per cent driven by strong mutual fund sales, partly offset by a decline in pension and annuity sales.

Our Efficiency and Effectiveness (“E&E”) initiative, announced November 2012, is aimed at leveraging our global scale and capabilities to achieve operational excellence throughout the organization. In 2013, we achieved pre-tax run rate savings of approximately $200 million related to operations, information services, procurement, workplace transformation, as well as organizational design. Our goal is to achieve pre-tax run rate savings of $400 million in 201615.

15	See “Caution regarding forward-looking statements” below.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

B	FINANCIAL HIGHLIGHTS

	Quarterly Results			Full Year Results
C$ millions, unless otherwise stated Unaudited	4Q 2013	3Q 2013	(restated)(1) 4Q 2012	2013	(restated)(1) 2012
Net income attributed to shareholders	$1,297	$1,034	$1,077	$3,130	$1,810
Preferred share dividends	(34)	(33)	(29)	(131)	(112)
Common shareholders’ net income	$1,263	$1,001	$1,048	$2,999	$1,698
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(2)	$685	$704	$554	$2,617	$2,249
Investment-related experience in excess of amounts included in core earnings	215	491	321	706	949
Core earnings plus investment-related experience in excess of amounts included in core earnings	$900	$1,195	$875	$3,323	$3,198
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(81)	94	82	(336)	(582)
Changes in actuarial methods and assumptions	(133)	(252)	(87)	(489)	(1,081)
Disposition of Taiwan insurance business(3)	350	-	-	350	(50)
Other items(4)	261	(3)	207	282	325
Net income attributed to shareholders	$1,297	$1,034	$1,077	$3,130	$1,810
Basic earnings per common share (C$)	$0.69	$0.54	$0.57	$1.63	$0.94
Diluted earnings per common share (C$)	$0.68	$0.54	$0.57	$1.62	$0.92
Diluted core earnings per common share (C$)(2)	$0.35	$0.36	$0.28	$1.34	$1.15
Return on common shareholders’ equity (“ROE”) (%)	20.2%	16.8%	19.2%	12.8%	7.8%
Core ROE (%)(2)	10.4%	11.3%	9.6%	10.6%	9.8%
U.S. GAAP net income (loss) attributed to shareholders(2)	$241	$148	$237	$(648)	$2,557
Sales(2) Insurance products(5)	$617	$601	$922	$2,757	$3,279
Wealth products	$12,241	$11,299	$10,439	$49,681	$35,940
Premiums and deposits(2) Insurance products	$6,169	$6,057	$6,629	$24,549	$24,221
Wealth products	$15,367	$14,645	$17,499	$63,701	$51,280
Funds under management (C$ billions)(2)	$599	$575	$531	$599	$531
Capital (C$ billions)(2)	$33.5	$31.1	$29.2	$33.5	$29.2
MLI’s MCCSR ratio	248%	229%	211%	248%	211%

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)	The $50 million charge in 2012 represents closing adjustments to the 2011 disposition of our Life Retrocession business.

(4)	For a more detailed description see Section B1 below.

(5)	Insurance sales have been adjusted to exclude Taiwan for all periods.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

B1         Fourth quarter earnings analysis

The table below reconciles the fourth quarter 2013 core earnings of $685 million to the reported net income attributed to shareholders of $1,297 million.

C$ millions, unaudited	4Q 2013	3Q 2013	(restated)(1)4Q 2012
Core earnings(2)
Asia Division(3)	$227	$242	$180
Canadian Division(3)	233	268	233
U.S. Division(3)	366	361	293
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(138)	(135)	(62)
Expected cost of macro hedges(3),(4)	(53)	(84)	(140)
Investment-related experience in core earnings(5)	50	52	50
Core earnings	$685	$704	$554
Investment-related experience in excess of amounts included in core earnings(5)	215	491	321
Core earnings plus investment-related experience in excess of amounts included in core earnings	$900	$1,195	$875
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged (see table below)(5),(6)	(81)	94	82
Changes in actuarial methods and assumptions(7)	(133)	(252)	(87)
Disposition of Taiwan insurance business	350	-	-
Impact of in-force product changes and recapture of a reinsurance treaty(8)	261	-	-
Restructuring charge related to organizational design	-	-	(57)
Material and exceptional tax related items	-	(3)	264
Net income attributed to shareholders	$1,297	$1,034	$1,077

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
The fourth quarter 2013 decrease in expected macro hedge costs compared with the third quarter 2013 was partially offset by an increase in dynamic hedging costs in the U.S. Division core earnings in the fourth quarter and the fourth quarter 2013 decrease compared with the fourth quarter 2012 was partially offset by increases in dynamic hedging costs included in core earnings across all divisions.

(4)
The fourth quarter 2013 net loss from macro equity hedges was $285 million and consisted of a $53 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $232 million because actual markets outperformed our valuation assumptions (included in direct impact of equity markets and interest rates below).

(5)
As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of markets is separately reported.

(6)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including a quarterly URR update for North America, starting in the first quarter of 2013, and for Japan, starting in the third quarter of  2013, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment. See table below for components of this item.

(7)
The fourth quarter 2013 charge of $133 million is primarily attributable to the impact of method and modeling refinements of which $69 million resulted from our review of our modeling of future tax cash flows for our U.S. Variable Annuity business and the remainder from other modeling refinements.

(8)
The fourth quarter 2013 gain of $261 million includes the impact on the measurement of policy liabilities of policyholder-approved changes to the investment objectives of separate accounts that support our variable annuity products in the U.S. and a recapture of a reinsurance treaty in Asia.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

The gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged in the table above is attributable to:

C$ millions, unaudited	4Q 2013	3Q 2013	4Q 2012
Variable annuity guarantee liabilities that are dynamically hedged(1)	$101	$160	$100
Variable annuity guarantee liabilities that are not dynamically hedged	155	306	556
General fund equity investments supporting policy liabilities and on fee income(2)	81	85	48
Macro equity hedges relative to expected costs(3)	(232)	(245)	(292)
Direct impact of equity markets and variable annuity guarantees that are dynamically hedged(4)	$105	$306	$412
Fixed income reinvestment rates assumed in the valuation of policy liabilities(5)	(105)	(77)	(290)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(55)	(72)	(40)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(6)	(26)	(63)	-
Direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged	$(81)	$94	$82
Direct impact of equity markets and interest rates	$(182)	$(66)	$(18)

(1)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the fourth quarter of 2013 was primarily due to our equity fund results outperforming indices, and a gain on the release of provision for adverse deviation associated with more favourable equity markets. See “Risk Management and Risk Factors” in the MD&A in our 2012 Annual Report.

(2)	The impact on general fund equity investments supporting policy liabilities and on fee income includes the capitalized impact on fees for variable universal life policies.

(3)	As described in the previous table, we incurred a charge of $232 million because actual markets outperformed our valuation assumptions.

(4)
In the fourth quarter of 2013, gross equity exposure gains of $1,017 million were partially offset by gross equity hedging charges of $232 million from macro hedge experience and charges of $680 million from dynamic hedging experience which resulted in a gain of $105 million.

(5)	The charge in the fourth quarter of 2013 for fixed income reinvestment assumptions was driven by a decrease in corporate spreads in North America.

(6)
Beginning with the first quarter of 2013 for North America and the third quarter of 2013 for Japan, the URR impact is calculated on a quarterly basis, whereas in 2012 it was calculated on an annual basis in the second quarter.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

B2         Full year earnings analysis

The table below reconciles the full year 2013 core earnings of $2,617 million to the reported net income attributed to shareholders of $3,130 million.

C$ millions, unaudited
For the years ended December 31,	2013	(restated)(1) 2012
Core earnings(2)
Asia Division(3)	$921	$963
Canadian Division(3)	905	835
U.S. Division(3)	1,510	1,085
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(506)	(345)
Expected cost of macro hedges(3),(4)	(413)	(489)
Investment-related experience in core earnings(5)	200	200
Total Core earnings	$2,617	$2,249
Investment-related experience in excess of amounts included in core investment gains(5)	706	949
Core earnings plus investment-related experience in excess of amounts included in core earnings	$3,323	$3,198
Changes in actuarial methods and assumptions(6)	(489)	(1,081)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged(5),(7) (see table below)	(336)	(582)
Disposition of Taiwan insurance business(8)	350	(50)
Impact of in-force product changes and recaptures of reinsurance treaties(9)	261	260
Material and exceptional tax related items(10)	47	322
Goodwill impairment charge	-	(200)
Restructuring charge related to organizational design(11)	(26)	(57)
Net income attributed to shareholders	$3,130	$1,810

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)	The decreases in expected macro hedge cost in 2013 compared with 2012 was partially offset by an increase in dynamic hedging costs included in Asia, Canada and U.S. divisional core earnings.

(4)
The 2013 net loss from macro equity hedges was $1,851 million and consisted of a $413 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $1,438 million because actual markets outperformed our valuation assumptions (included in the direct impact of equity markets and interest rates below).

(5)
As outlined under Critical Accounting and Actuarial Policies, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of markets is reported separately.

(6)
Of the $489 million charge for change in actuarial methods and assumptions in 2013, $252 million was reported in the third quarter as part of the comprehensive annual review of valuation assumptions. Over the full year, charges due to policyholder lapse and behavioural assumption changes, refinements related to the projection of asset and liability cash flows, and the John Hancock Long-Term Care triennial review, were partially offset by benefits due to the update to the market based parameters used in the stochastic valuation of our segregated fund business.

(7)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment. See table below for components of this item.

(8)	The $50 million charge in 2012 represents closing adjustments to the 2011 disposition of our Life Retrocession business.

(9)
The 2013 gain of $261 million includes the impact on the measurement of policy liabilities of policyholder-approved changes to the investment objectives of separate accounts that support our variable annuity products in the U.S. as well as a recapture of a reinsurance treaty in Asia.  The $260 million gain in 2012 is largely related to a recapture of a reinsurance treaty in Canada and in-force segregated funds product changes in Canada.

(10)
The 2013 tax item primarily reflects the impact on our deferred tax asset position of Canadian provincial tax rate changes. Included in the 2012 tax items are $264 million of material and exceptional U.S. tax items and $58 million for changes to tax rates in Japan.

(11)	The restructuring charge is related to severance, pension and consulting costs for the Company’s Organizational Design Project, which was completed in the second quarter of 2013.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

The gain (loss) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged included in the table above is attributable to:

C$ millions, unaudited
For the years ended December 31,	2013	2012
Variable annuity guarantee liabilities that are dynamically hedged(1)	$392	$176
Variable annuity guarantee liabilities that are not dynamically hedged	1,293	1,078
General fund equity investments supporting policy liabilities and on fee income(2)	211	108
Macro equity hedges relative to expected costs(3)	(1,438)	(511)
Direct impact of equity markets and variable annuity guarantees that were dynamically hedged(4)	$458	$851
Fixed income reinvestment rates assumed in the valuation of policy liabilities(5)	(276)	(740)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(262)	(16)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(6)	(256)	(677)
Direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged	$(336)	$(582)
Direct impact of equity markets and interest rates	$(728)	$(758)

(1)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in 2013 was primarily due to our equity fund results outperforming indices, and a gain on the release of provision for adverse deviation associated with more favourable equity markets. See “Risk Management and Risk Factors” in the MD&A in our 2012 Annual Report.

(2)	The impact on general fund equity investments supporting policy liabilities includes the capitalized impact on fees for variable universal life policies.

(3)	As described in the previous table, we incurred a charge of $1,438 million because actual markets outperformed our valuation assumptions.

(4)
In 2013, gross equity exposure gains of $4,357 million were partially offset by gross equity hedging charges of $1,438 million from macro hedge experience and charges of $2,461 million from dynamic hedging experience which resulted in a gain of $458 million.

(5)	The charge in 2013 for fixed income reinvestment assumptions was driven by the increase in swap spreads, and the decrease in corporate spreads, partially offset by the increase in risk free rates.

(6)
Beginning with the first quarter of 2013 in North America and the third quarter of 2013 in Japan, the URR impact is calculated on a quarterly basis, whereas in 2012 it was calculated on an annual basis in the second quarter.

B3           Premiums and deposits16

Premiums and deposits for insurance products were $6.2 billion in the fourth quarter of 2013, a decrease of seven per cent on a constant currency basis compared with the fourth quarter of 2012. For the full year, insurance premiums and deposits were $24.5 billion, up two per cent on a constant currency basis over 2012.

Premiums and deposits for wealth products were $15.4 billion in the fourth quarter of 2013, a decrease of $2 billion, or 11 per cent on a constant currency basis, compared with the fourth quarter of 2012.  The fourth quarter of 2012 included a $4.6 billion fixed income mandate received by MAM, reflecting the variability in awarding of institutional mandates.  For the full year, wealth premiums and deposits exceeded $63 billion, an increase of 24 per cent on a constant currency basis over 2012.

B4         Funds under management16

Funds under management as at December 31, 2013 were a record $599 billion, an increase of $68 billion, or eight per cent on a constant currency basis, compared with December 31, 2012. The increase was largely attributable to growth in our asset management business and favourable equity markets, partially offset by the mark-to-market impact of the increase in interest rates on fixed income investments.

16	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

B5         Capital17

MFC’s total capital as at December 31, 2013 was $33.5 billion, an increase of $2.4 billion from September 30, 2013 and $4.3 billion from December 31, 2012. The increase from December 31, 2012 was primarily driven by net earnings of $3.1 billion, the $1 billion impact from favourable currency movements on translation of foreign operations and net capital issued of $0.7 billion, partially offset by cash dividends of $0.8 billion over the period. As noted in section A1 above, MLI’s MCCSR ratio closed the quarter at 248 per cent compared with 229 per cent at the end of the third quarter of 2013 and 211 per cent at December 31, 2012.

B6   Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged, each of which impacts net income (see sections A1 and A2 above for discussion of fourth quarter and full year experience).

Net realized and unrealized losses reported in investment income were $17.6 billion for full year 2013 and $2.8 billion for fourth quarter 2013.  These amounts were driven by the mark-to-market impact of the increase in interest rates on our bond and fixed income derivative holdings and the increase in equity markets on our equity futures in our macro and dynamic hedging program as well as other items.

As outlined in the “Critical Accounting and Actuarial Policies” in our 2012 Annual Report MD&A, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using the current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.   We classify gains and losses by assumption type.  For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss).

B7         U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP17 for the fourth quarter of 2013 was $241 million, compared with net income attributed to shareholders of $1,297 million under IFRS. The net income in accordance with U.S. GAAP in the fourth quarter of 2013 included $525 million in charges with respect to our variable annuity business and macro hedges and $2,521 million for the full year. Under U.S. GAAP not all of the variable annuity business is accounted for on a mark-to-market basis and therefore, when markets are favourable, the losses on dynamic and macro hedges exceed the reduction in variable annuity policy liabilities and other equity exposures.

As we are no longer reconciling our financial results under IFRS and U.S. GAAP within our consolidated financial statements, net income attributed to shareholders in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net income attributed to shareholders in accordance with U.S. GAAP for the fourth quarter of 2013 follows, with major differences expanded upon below:

17	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

C$ millions, unaudited	Quarterly Results		Full Year Results
For the periods ended December 31,	2013	2012(1)	2013	2012(1)
Net income attributed to shareholders in accordance with IFRS	$1,297	$1,077	$3,130	$1,810
Key earnings differences:
Variable annuity guarantee liabilities	$(496)	$(668)	$(2,355)	$(1,225)
Impact of mark-to-market accounting and investing activities on investment income and policy liabilities	(265)	(93)	(1,276)	1,179
New business differences including acquisition costs	(252)	(161)	(858)	(650)
Changes in actuarial methods and assumptions	200	(40)	506	492
Goodwill impairment charge	-	-	-	200
Other differences	(243)	122	205	751
Total earnings differences	$(1,056)	$(840)	$(3,778)	$747
Net income (loss) attributed to shareholders in accordance with U.S. GAAP	$241	$237	$(648)	$2,557

(1)
The 2012 IFRS results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Accounting for variable annuity guarantee liabilities

IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees. The U.S. GAAP accounting results in an accounting mismatch between the hedge assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis. Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability. In the fourth quarter of 2013, we reported a net charge of $240 million (2012 – $12 million) in our total variable annuity businesses under U.S. GAAP compared with a gain of $256 million under IFRS (2012 – $656 million). Under both accounting bases we reported charges on our macro hedging program of $285 million in the fourth quarter of 2013 (2012 – $432 million).

Investment income and policy liabilities

Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The fourth quarter 2013 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net gain of $160 million (2012 – $89 million) compared with U.S. GAAP net realized losses and other investment-related losses of $105 million (2012 – $4 million).

Differences in the treatment of acquisition costs and other new business items

Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

Changes in actuarial methods and assumptions

The charge recognized under IFRS from changes in actuarial methods and assumptions of $133 million in the fourth quarter of 2013 (2012 – $87 million) compared to a gain of $67 million (2012 – charge of $127 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP18 as at December 31, 2013 was approximately $8 billion higher than under IFRS. Of this difference, approximately $6 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of

18	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

the difference in equity between the two accounting bases as at December 31, 2013 arose from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

C$ millions, unaudited As at December 31	2013	(restated)(1) 2012
Total equity in accordance with IFRS	$29,033	$25,159
Differences in shareholders’ retained earnings and participating policyholders’ equity	5,947	9,715
Differences in accumulated other comprehensive income attributed to:
(i) Pension and other post-employment plans	(80)	(47)
(ii) AFS securities and other	2,231	5,670
(iii) Cash flow hedges	1,224	2,575
(iv) Translation of net foreign operations(2)	(1,055)	(1,457)
Differences in share capital, contributed surplus and non-controlling interests	136	240
Total equity in accordance with U.S. GAAP	$37,436	$41,855

(1)
The 2012 IFRS amounts were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	Reflects the net difference in the currency translation account after the reset to zero through retained earnings upon adoption of IFRS at January 1, 2010.

C         PERFORMANCE BY DIVISION

C1	Asia Division

($ millions, unless otherwise stated)	Quarterly results			Full year results
Canadian dollars	4Q 2013	3Q 2013	4Q 2012	2013	2012
Net income attributed to shareholders(1)	$725	$480	$682	$2,519	$1,969
Core earnings(1)	227	242	180	921	963
Premiums and deposits	3,680	3,218	4,403	16,504	13,461
Funds under management (billions)	76.6	80.1	77.7	76.6	77.7
U.S. dollars
Net income attributed to shareholders	$690	$463	$689	$2,451	$1,979
Core earnings	216	233	182	893	963
Premiums and deposits	3,509	3,099	4,441	16,062	13,477
Funds under management (billions)	72.0	77.9	78.1	72.0	78.1

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division’s fourth quarter 2013 net income attributed to shareholders was US$690 million compared with US$689 million for the fourth quarter of 2012. The fourth quarter of 2013 included a US$334 million gain on the sale of our Taiwan insurance business and a gain on the recapture of a reinsurance treaty, while fourth quarter of 2012 included higher earnings from the direct impact of equity markets and interest rates and other investment-related items. Core earnings in the fourth quarter of 2013 increased US$34 million compared with the fourth quarter of 2012, reflecting the growth of in-force business and improved new business margins, partly offset by higher dynamic hedging costs, additional tax provisions and a US$25 million currency impact.

Full year 2013 net income attributed to shareholders was US$2,451 million, an increase of US$472 million compared with US$1,979 million for 2012. The increase was primarily driven by the gains on the sale of our Taiwan insurance business, the recapture of a reinsurance treaty in Hong Kong and the direct impact of equity markets and interest rates and other investment-related items, partially offset by a US$70 million decrease in core earnings, primarily related to changes in currency rates. On a currency neutral basis, the favourable impact on core earnings from the growth in in-force business was more than offset by higher dynamic hedging costs and the non-recurrence of high new

February 13, 2014 – Press Release Reporting Fourth Quarter Results

business margins reported in the first half of 2012 in Japan. Sales of these high margin products significantly declined as a result of tax changes.

Premiums and deposits for the fourth quarter of 2013 were US$3.5 billion, a decrease of 13 per cent on a constant currency basis, compared with the fourth quarter of 2012. Premiums and deposits for insurance products of US$1.6 billion decreased 10 per cent as recurring premiums from a growing in-force base were more than offset by the non-recurrence of the exceptionally high level of corporate product sales prior to pricing actions in the fourth quarter of 2012. Wealth management premiums and deposits of US$1.9 billion decreased 15 per cent, as the fourth quarter of 2012 included the launch of our Strategic Income Fund in Japan and a very strong start in the Mandatory Provident Fund’s new Employee Choice Arrangement.

Funds under management as at December 31, 2013 were US$72.0 billion, an increase of one per cent on a constant currency basis compared with December 31, 2012. Net policyholder cash inflows of US$4.8 billion and favourable investment returns in the last twelve months were mostly offset by the sale of our Taiwan insurance business.

C2         Canadian Division

($ millions, unless otherwise stated)	Quarterly results			Full year results
Canadian dollars	4Q 2013	3Q 2013	4Q 2012	2013	2012
Net income attributed to shareholders(1)	$373	$414	$251	$828	$1,169
Core earnings(1)	233	268	233	905	835
Premiums and deposits	5,275	4,901	4,668	21,172	18,119
Funds under management (billions)	145.2	138.8	133.2	145.2	133.2

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division’s fourth quarter 2013 net income attributed to shareholders of $373 million increased $122 million compared with the fourth quarter of 2012. Market and investment-related experience increased by $122 million and core earnings of $233 million for the fourth quarter of 2013 was unchanged from the fourth quarter of 2012. Increases in core earnings driven by growth of in-force business and higher new business margins were offset by unfavourable policyholder experience and the fourth quarter of 2012 benefited from the release of tax provisions on the closure of prior years’ tax filings.

Full year 2013 net income attributed to shareholders of $828 million decreased $341 million compared with 2012. While core earnings increased by $70 million, items excluded from core earnings decreased by $411 million. Increases in core earnings were driven by growth of in-force business, including higher fee income on higher assets under management; higher new business margins, due to price increases and higher interest rates; and improvements in operational efficiency. These increases were partially offset by unfavourable policyholder experience and a lower release of tax provisions related to the closure of prior years’ tax filings. In 2013, a net charge of $74 million (2012 – net gain of $75 million) due to market and investment-related experience was excluded from core earnings. In 2012, a gain of $259 million related to the recapture of a reinsurance treaty and in-force segregated funds product changes was included in net income but excluded from core earnings.

Premiums and deposits in the fourth quarter of 2013 were $5.3 billion, 13 per cent higher than fourth quarter 2012 levels. The increase was driven by strong growth in Manulife Mutual Funds and Group Retirement Solutions.

Funds under management of $145.2 billion as at December 31, 2013 grew by $12.0 billion, or nine per cent, from December 31, 2012 driven by growth in our wealth management businesses.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

C3           U.S. Division

($ millions, unless otherwise stated)	Quarterly results			Full year results
Canadian dollars	4Q 2013	3Q 2013	(restated)(1) 4Q 2012	2013	(restated)(1) 2012
Net income attributed to shareholders(2)	$825	$928	$726	$2,908	$1,919
Core earnings(2)	366	361	293	1,510	1,085
Premiums and deposits	11,608	11,473	9,661	46,519	35,944
Funds under management (billions)	340.4	319.9	292.7	340.4	292.7

U.S. dollars
Net income attributed to shareholders	$787	$894	$733	$2,820	$1,926
Core earnings	349	348	297	1,469	1,088
Premiums and deposits	11,061	11,046	9,743	45,186	35,967
Funds under management (billions)	320.1	311.0	294.2	320.1	294.2

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

U.S. Division’s fourth quarter 2013 net income attributed to shareholders of US$787 million and fourth quarter 2013 core earnings of US$349 million both increased approximately US$50 million compared with the corresponding period in 2012. The increase in core earnings was driven by higher insurance new business margins, lower amortization of variable annuity deferred acquisition costs, improved policyholder experience primarily in JH Life Insurance and higher fee income from higher average assets under management, partially offset by costs associated with the hedging of additional in-force variable annuity guaranteed value.  In addition, core earnings in the fourth quarter of 2012 benefited from the favourable impact of changes in assumptions related to uncertain tax positions.  While the total of items excluded from core earnings was similar in both periods, the fourth quarter of 2013 items included a gain resulting from policyholder-approved changes to the investment objectives of separate accounts that support our Variable Annuity products and favourable investment-related experience, and the items in Q4 2012 were primarily favourable investment-related experience and favourable tax related items.

Full year 2013 net income attributed to shareholders of US$2,820 million increased US$894 million compared with 2012 and core earnings of US$1,469 million increased by US$381 million. Contributing to the increase in core earnings were: higher insurance new business margins resulting from product design actions, price increases and business mix; lower amortization of variable annuity deferred acquisition costs; improved claims experience primarily in JH Life Insurance; higher fee income from growth in our assets under management; and the favourable impact of changes related to uncertain tax positions; partially offset by costs associated with dynamically hedging additional in-force variable annuity guaranteed value. Items reconciling core earnings to net income in 2013 include favourable market and investment-related experience of US$1,167 million and a one-time gain of US$184 million resulting from policyholder-approved changes to the investment objectives of separate accounts that support our Variable Annuity products. These items are discussed in section A1 above. In 2012, the net reconciling items were US$513 million lower and included US$1,152 million of favourable investment-related experience as well as tax related and other items of US$173 million, partially offset by the unfavourable impact of equity markets and interest rates of US$487 million.

Premiums and deposits for the fourth quarter of 2013 were US$11.1 billion, an increase of 14 per cent from the fourth quarter of 2012. The increase was primarily driven by higher mutual fund sales partially offset by lower sales of 401(k) plans.

Funds under management as at December 31, 2013 were a record US$320.1 billion, up nine per cent from December 31, 2012. The increase was due to positive investment returns and strong net mutual fund sales in JH Investments partially offset by surrender and benefit payments in John Hancock Annuities.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

C4         Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results			Full year results
Canadian dollars	4Q 2013	3Q 2013	(restated)(1) 4Q 2012	2013	(restated)(1) 2012
Net loss attributed to shareholders(2)	$(626)	$(788)	$(582)	$(3,125)	$(3,247)
Core losses (excluding macro hedges and core investment gains)(2)	$(138)	$(135)	$(62)	$(506)	$(345)
Expected cost of macro hedges	(53)	(84)	(140)	(413)	(489)
Investment-related experience included in core earnings	50	52	50	200	200
Total core losses	$(141)	$(167)	$(152)	$(719)	$(634)
Premiums and deposits	$974	$1,110	$5,396	$4,056	$7,977
Funds under management (billions)	36.7	35.8	27.6	36.7	27.6

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $626 million for the fourth quarter of 2013 compared to a net loss of $582 million for the fourth quarter of 2012.  Core losses were $141 million in the fourth quarter of 2013 compared with $152 million in the fourth quarter of 2012 and $485 million of charges were excluded from core earnings in 2013 (2012 - $430 million).

The $11 million change in core losses in 2013 as compared to the fourth quarter 2012 was driven by an $87 million reduction in expected macro hedging costs, the release of P&C Reinsurance claims provisions in 2012 and higher expenses in 2013.  The $55 million change in items excluded from core earnings was due to a number of items:  $232 million of net experience losses on macro hedges (2012 - $292 million); a charge of $133 million for changes in actuarial methods and assumptions (2012 - $87 million); $55 million of realized losses on AFS bonds and related interest rate swaps (2012 - $40 million); and $65 million of other charges including investment losses largely due to the impacts of interest rate movements and the total company offset of $50 million included in core investment-related experience (2012 - $11 million).

Corporate and Other reported a full year net loss attributed to shareholders of $3,125 million in 2013 compared to a net loss of $3,247 million in 2012. Core losses were $719 million in 2013 compared with $634 million in 2012 and both years included $200 million of favourable total company investment-related experience that are reported in core earnings.  Charges excluded from core losses declined by $207 million from $2,613 million in 2012 to $2,406 million in 2013.

The $85 million increase in core losses in 2013 as compared with 2012 relates to two gains reported in 2012:  a release of excess P&C Reinsurance provisions related to the 2011 Japan earthquake and tsunami and commutation gains related to our run-off accident and health reinsurance business. In addition, the reduction in expected macro hedging costs in 2013 compared with 2012 was mostly offset by higher expenses and tax related items.  The $207 million decrease in charges excluded from core earnings was driven by $592 million in lower charges related to changes in actuarial methods and assumptions and the non-recurrence of a $200 million goodwill impairment charge in 2012, partially offset by higher charges of $557 million for the direct impact of equity markets and interest rates and $28 million of other items.  The direct impact of equity markets and interest rates includes the impact of the macro hedging program and realized gains and losses on AFS bonds.  In 2012, the category also included the impact of lower fixed income URR assumptions used in the valuation of

February 13, 2014 – Press Release Reporting Fourth Quarter Results

policy liabilities (starting in 2013 the URR assumptions were updated quarterly and reported in the operating segments).

Premiums and deposits for the fourth quarter of 2013 of $974 million decreased from $5,396 million in the fourth quarter of 2012, when Manulife Asset Management was awarded a substantial institutional fixed income investment mandate.

Funds under management of $36.7 billion as at December 31, 2013 (December 31, 2012 – $27.6 billion) included assets managed by Manulife Asset Management on behalf of institutional clients of $32.5 billion (2012 – $28.8 billion) and the Company’s own funds of $4.2 billion (2012 – $(1.2) billion). The increase in the Company’s own funds primarily relates to the adjustment made in the Corporate and Other Division to reclassify net derivative positions from invested assets to other assets and other liabilities and was partially offset by tax payments in the U.S. and an increase in assets allocated to the operating divisions.

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2012 Annual Report.

D1         Regulatory, actuarial and accounting risks

In December 2013, the Canadian Actuarial Standards Board (“ASB”) issued its Exposure Draft updating the Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities. The new standard is expected to be effective in the fourth quarter of 2014. We do not anticipate the impact on net income in the quarter of implementation will be significant. However, the actual impact will vary based on the level of prevailing interest rates at the time of implementation, changes to the Exposure Draft between now and the effective date of the new Standards, or changes to interpretation of the revised Standards. In addition, the new standard will impact our net income sensitivities to changes in interest rates. The impact on our sensitivities could be positive or negative and the direction will be influenced by the approach we take to modeling interest rates under the new standard as well as any risk management actions taken. It should be noted that although sensitivities may change, the nature of the risks related to the business are unchanged19.

The Canadian Institute of Actuaries is also expected to publish guidance on calibration criteria for fixed income funds with respect to the valuation of segregated fund guarantees, which we believe will be effective in 2014. Once effective, the new calibration criteria will apply to the determination of segregated fund guarantee actuarial liabilities and required capital and may result in a reduction in net income and MLI's MCCSR ratio.

In the fall of 2013 the International Association of Insurance Supervisors (“IAIS”) committed to the completion of several capital initiatives in the next few years that will apply to select or all global insurance groups. These include Basic Capital Requirements, a special Higher Loss Absorbency capital surcharge on select activities, and International Capital Standards.  It is not yet known how the proposals could affect the Company’s capital requirements and competitive position.

D2         Variable annuity and segregated fund guarantees

As outlined in the MD&A in our 2012 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D4 “Publicly traded equity performance risk” below).

19	See “Caution regarding forward-looking statements” below.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at	December 31, 2013			December 31, 2012
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)(5)	Guarantee value	Fund value	Amount at risk(4)(5)
Guaranteed minimum income benefit(1)	$6,194	$5,161	$1,109	$6,581	$4,958	$1,630
Guaranteed minimum withdrawal benefit	66,189	63,849	4,120	65,481	58,659	7,183
Guaranteed minimum accumulation benefit	16,942	20,581	94	20,380	21,468	1,383
Gross living benefits(2)	$89,325	$89,591	$5,323	$92,442	$85,085	$10,196
Gross death benefits(3)	12,490	11,230	1,413	13,316	10,622	2,206
Total gross of reinsurance	$101,815	$100,821	$6,736	$105,758	$95,707	$12,402
Living benefits reinsured	$5,422	$4,544	$942	$5,780	$4,358	$1,427
Death benefits reinsured	3,601	3,465	564	3,673	3,140	709
Total reinsured	$9,023	$8,009	$1,506	$9,453	$7,498	$2,136
Total, net of reinsurance	$92,792	$92,812	$5,230	$96,305	$88,209	$10,266

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at December 31, 2013 was $5,230 million (December 31, 2012 – $10,266 million) of which: US$3,124 million (December 31, 2012 – US$5,452 million) was on our U.S. business, $1,248 million (December 31, 2012 – $2,354 million) was on our Canadian business, US$335 million (December 31, 2012 – US$2,094 million) was on our Japan business and US$285 million (December 31, 2012 – US$407  million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts, net of reinsurance was $5.2 billion at December 31, 2013 compared with $10.3 billion at December 31, 2012 and $6.5 billion at September 30, 2013. The decrease compared to both these periods was driven by the increase in equity markets.

The policy liabilities established for variable annuity and segregated fund guarantees were $1,197 million at December 31, 2013 (December 31, 2012 - $7,948 million).  For non-dynamically hedged business, policy liabilities declined from $2,695 million at December 31, 2012 to $589 million at December 31, 2013. For the dynamically hedged business, the policy liabilities declined from $5,253 million at December 31, 2012 to $608 million at December 31, 2013. The decrease in the total policy liabilities for variable annuity and segregated fund guarantees is mainly due to the significant increase in equity markets in 2013, and in the case of dynamically hedged business, is also due to the increase in swap rates in 2013.

D3            Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the

February 13, 2014 – Press Release Reporting Fourth Quarter Results

nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D4         Publicly traded equity performance risk

As at December 31, 2013, we estimate that approximately 64 per cent to 82 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 72 per cent to 83 per cent at December 31, 2012 and 66 per cent to 78 per cent at September 30, 2013. The upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities and that the macro hedge assets are re-balanced in line with market changes. The lower end of the range assumes that there is not a complete offset due to our practices of not hedging the provisions for adverse deviation and rebalancing equity hedges in the dynamic program at five per cent intervals, and that the macro hedge assets are rebalanced in line with market changes.

As outlined in our 2012 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 44 and 45 of our 2012 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. The potential impact is shown assuming:

(a)	First that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation; and

(b)
Second that the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end. In addition, we assume that we increase our macro equity hedges in negative market shock scenarios and reduce macro equity hedges in positive market shock scenarios.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(4,120)	$(2,310)	$(960)	$610	$1,060	$1,380
Asset based fees	(310)	(210)	(110)	110	210	310
General fund equity investments(3)	(420)	(280)	(130)	140	280	430
Total underlying sensitivity	$(4,850)	$(2,800)	$(1,200)	$860	$1,550	$2,120

Impact of hedge assets

Impact of macro hedge assets(4)	$1,010	$510	$170	$(170)	$(250)	$(330)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,370	1,900	810	(550)	(960)	(1,250)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,380	$2,410	$980	$(720)	$(1,210)	$(1,580)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(470)	$(390)	$(220)	$140	$340	$540

Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(870)	(530)	(210)	40	50	70

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,340)	$(920)	$(430)	$180	$390	$610

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	90%	86%	82%	84%	78%	75%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	72%	67%	64%	79%	75%	71%

(1)           See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the macro hedging program.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2012
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)					restated(4)	restated(4)

Variable annuity guarantees	$(5,640)	$(3,510)	$(1,580)	$1,260	$2,220	$2,930
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(380)	(260)	(130)	120	230	350
Total underlying sensitivity	$(6,290)	$(3,950)	$(1,800)	$1,470	$2,630	$3,550

Impact of hedge assets

Impact of macro hedged assets(4)	$2,010	$1,340	$670	$(670)	$(1,160)	$(1,580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,070	1,890	820	(600)	(1,010)	(1,300)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$5,080	$3,230	$1,490	$(1,270)	$(2,170)	$(2,880)
Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(1,210)	$(720)	$(310)	$200	$460	$670

Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(710)	(470)	(190)	(10)	(40)	(70)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,920)	$(1,190)	$(500)	$190	$420	$600

Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	81%	82%	83%	86%	83%	81%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	69%	70%	72%	87%	84%	83%

(1)           See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
The numbers above were restated to reflect the fact that in the first quarter of 2013, we refined our assumptions with respect to the amount of macro hedge offsets in the above calculation. We now assume that we reduce equity hedges in our macro hedging program under positive market shock scenarios.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
December 31, 2013	(14)	(8)	(4)	13	25	25
December 31, 2012	(17)	(11)	(5)	1	3	9

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at five per cent intervals.

The favourable impact on the capital ratio to positive equity shocks at December 31, 2013 reflects the fact that the required capital on segregated fund guarantees is at the level at which any additional gains can be immediately reflected in the ratio and do not need to be brought in on a smoothed basis.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	December 31, 2013	September 30, 2013	December 31, 2012
(C$ millions)
For variable annuity guarantee dynamic hedging strategy	$7,500	$7,900	$9,500
For macro equity risk hedging strategy	2,000	3,400	7,800
Total	$ 9,500	$ 11,300	$ 17,300

During the fourth quarter of 2013, the derivative notional value in our dynamic hedging program decreased by $0.4 billion as normal rebalancing activities responding to favourable markets was partially offset by dynamically hedging additional in-force business. On a full year basis, the dynamic hedging equity notional value decreased by $2 billion.

During the fourth quarter of 2013, the equity futures notional value required for the macro hedging program decreased by $1.4 billion due to normal rebalancing based on market performance to maintain our desired equity market risk position, and to incorporate transfers to the dynamic hedging program. For the full year, the macro hedging program equity futures notional value decreased by $5.8 billion.

D5         Interest rate and spread risk

At December 31, 2013, we estimated the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates to be a charge of $400 million, and to a 100 basis point increase in interest rates to be close to nil.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point change in interest rates includes any associated change in the applicable prescribed reinvestment scenario, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. Furthermore, the reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates.  For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	December 31, 2013				December 31, 2012
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(400)		$-		$(400)		$200
From fair value changes in AFS assets held in surplus, if realized	600		(600)		800		(700)
MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(13)		18		(16)		10
From fair value changes in AFS assets held in surplus, if realized	4		(5)		5		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for 9 of the 13 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)
C$ millions As at	December 31, 2013	December 31, 2012
Corporate spreads(4)
Increase 50 basis points	$400	$500
Decrease 50 basis points	(400)	(1,000)
Swap spreads
Increase 20 basis points	$(400)	$(600)
Decrease 20 basis points	400	600

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

As the sensitivity to  a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.  The potential earnings impact of a 50 basis point decline in corporate spreads related to the impact of the scenario change was not

February 13, 2014 – Press Release Reporting Fourth Quarter Results

significant at December 31, 2013 and was $400 million at December 31, 2012, with the difference being the key reason for the decrease in the sensitivity during 2013. The sensitivity to a 20 bps decline in swap spreads decreased over the year due to changes in the amount of interest rate swaps being held.

E           ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2012. The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 63 to 71 of our 2012 Annual Report.

E2	Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on accumulated next five years and the following five years net income attributed to shareholders arising from potential changes to the fixed income ultimate reinvestment rates (“URR”)(1),(2)

C$ millions As at	December 31, 2013		December 31, 2012
For the periods	Q4 2013 – Q3 2018	Q4 2018 – Q3 2023	2013 - 2017	2018 - 2022
Risk free rates remain at December 31, 2013 and December 31, 2012 levels, respectively	$(600)	$(100)	$(1,600)	$(300)
Risk free rates rise 50 bp immediately from their December 31, 2013 or December 31, 2012 levels, respectively, and then remain at those new levels thereafter	(100)	100	(900)	-
Risk free rates fall 50 bp immediately from their December 31, 2013 or December 31, 2012 levels, respectively, and then remain at those new levels thereafter	(1,000)	(100)	(2,200)	(500)

(1)
Current URRs in Canada are 0.7% per annum and 2.7% per annum for short and long-term bonds, respectively, and in the U.S. are 0.7% per annum and 3.4% per annum for short and long-term bonds, respectively. Since the URRs are based upon a five and ten year rolling average of government bond rates, continuation of current rates or a further decline could have a material impact on net income.

(2)	These impacts assume that the URR changes implied by these shocks do not change which reinvestment scenario produces the largest reserve.

Under Canadian IFRS, we must test a number of prescribed interest rate scenarios. The scenario that produces the largest policy liabilities is used and is called the booking scenario. The resulting interest scenario for most of our business is a gradual grading of market interest rates from current market levels to assumed ultimate reinvestment rates over 20 years.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

The sensitivity of net income attributed to shareholders to further updates to the ultimate reinvestment rates at December 31, 2013 has decreased from December 31, 2012 due to the increase in risk free interest rates during that time.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	December 31, 2013		December 31, 2012
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1),(2)	$400	$(400)	$800	$(900)
100 basis point change in future annual returns for alternative long-duration assets(3)	3,800	(3,700)	3,900	(4,000)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(200)	200	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2012 – $500 million increase). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (December 31, 2012 – $600 million decrease). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
For future annual returns on public equity, the decrease of $500 million in sensitivity from December 31, 2012 to December 31, 2013 is primarily due to strong returns from public equities during the year which lower the sensitivity for our segregated fund guarantee liabilities, and the shift of some of our variable annuity guaranteed value from our macro-hedging program to our dynamic hedging program.

(3)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The decrease of $300 million in sensitivity from December 31, 2012 to December 31, 2013 is primarily related to the impact of the increase in risk free rates in some jurisdictions during the period, increasing the rate at which funds can be reinvested.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.4%.

E3	Accounting and reporting changes

Effective January 1, 2013, the Company adopted several new and amended accounting pronouncements. The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively. As a result of these adoptions, net income attributed to shareholders for the full year ended December 31, 2012 increased by $74 million.

There are a number of new accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2014 and subsequently.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Topic	Effective date	Measurement / Presentation	Expected impact
IFRS 9 “Financial Instruments”	Not finalized(1)	Measurement	Currently assessing
Amendments to IAS 32 “Financial Instruments: Presentation”	Jan 1, 2014	Presentation	Not expected to have a significant impact
Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities”	Jan 1, 2014	Measurement and disclosure	Not expected to have a significant impact
IFRIC 21 “Levies”	Jan 1, 2014	Measurement	Not expected to have a significant impact
Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”	Jan 1, 2014	Measurement	Not expected to have a significant impact
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2015	Measurement	Not expected to have a significant impact

(1) In November 2013, the IASB removed the mandatory effective date of January 1, 2015. The IASB has stated that a new effective date will be determined when all three phases of the IFRS 9 project are closer to completion.

F         OTHER

F1         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income Attributed to Shareholders in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value; Sales and Total Annualized Insurance and Wealth Premium Equivalent Basis Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income Attributed to Shareholders in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:
1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:
1.	The direct impact of equity markets and interest rates, consisting of:
•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•	Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net favourable investment-related experience in excess of $200 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of favourable investment-related experience reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
C$ millions, unaudited	2013					2012 (restated)(1)
	4Q	3Q	2Q	1Q		4Q	3Q	2Q	1Q
Core earnings (losses)
Asia Division	$227	$242	$226	$226		$180	$230	$286	$267
Canadian Division	233	268	225	179		233	229	201	172
U.S. Division	366	361	343	440		293	288	247	257
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(138)	(135)	(105)	(128)		(62)	(103)	(67)	(113)
Expected cost of macro hedges	(53)	(84)	(128)	(148)		(140)	(124)	(118)	(107)
Investment-related experience included in core earnings	50	52	48	50		50	50	50	50
Total core earnings	$685	$704	$609	$619		$554	$570	$599	$526
Investment-related experience in excess of amounts included in core earnings	215	491	(97)	97		321	365	54	209
Core earnings plus investment-related experience in excess of amounts included in core earnings	$900	$1,195	$512	$716		$875	$935	$653	$735
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(81)	94	(242)	(107)	82	82	34	(996)	298
Impact of in-force product changes and recapture of reinsurance treaties	261	-	-	-		-	26	112	122
Change in actuarial methods and assumptions, excluding URR	(133)	(252)	(35)	(69)		(87)	(1,006)	-	12
Goodwill impairment charge	-	-	-	-		-	(200)	-	-
Disposition of Taiwan insurance business(2)	350	-	-	-		-	-	(50)	-
Tax items and restructuring charge related to organizational design	-	(3)	24	-		207	-	-	58
Net income (loss) attributed to shareholders	$1,297	$1,034	$259	$540		$1,077	$(211)	$(281)	$1,225

Direct impact of equity markets and interest rates:
Variable annuity guarantee liabilities that are dynamically hedged	$101	$160	$30	$101	$82	$100	$122	$(269)	$223
Gains (charges) on variable annuity liabilities that are not dynamically hedged	155	306	75	757		556	298	(758)	982
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	81	85	(70)	115		48	55	(116)	121
Gains (charges) on macro equity hedges relative to expected costs	(232)	(245)	(231)	(730)		(292)	(86)	423	(556)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(105)	(77)	151	(245)		(290)	(330)	305	(425)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(55)	(72)	(127)	(8)		(40)	(25)	96	(47)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(26)	(63)	(70)	(97)		-	-	(677)	-
Direct impact of equity markets and interest rates	$(81)	$94	$(242)	$(107)		$82	$34	$(996)	$298

(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a	detailed description of the change see our first quarter 2013 report to shareholders.

(2)	The $50 million charge in 2012 represents closing adjustments to the 2011 disposition of our Life Retrocession business.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Asia Division

				Quarterly Results
C$ millions, unaudited	2013				2012
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Asia Division core earnings	$227	$242	$226	$226	$180	$230	$286	$267
Investment-related experience in excess of amounts included in core earnings	(5)	(4)	(18)	43	33	12	28	(18)
Core earnings plus investment-related experience in excess of amounts included in core earnings	$222	$238	$208	$269	$213	$242	$314	$249
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	85	242	178	659	469	249	(629)	822
Recapture of reinsurance treaty and tax items	68	-	-	-	-	-	-	40
Disposition of Taiwan insurance business	350	-	-	-	-	-	-	-
Net income (loss) attributed to shareholders	$725	$480	$386	$928	$682	$491	$(315)	$1,111

Canadian Division

				Quarterly Results
C$ millions, unaudited	2013				2012
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Canadian Division core earnings	$233	$268	$225	$179	$233	$229	$201	$172
Investment-related experience in excess of amounts included in core earnings	106	135	(88)	(187)	(31)	20	(115)	116
Core earnings plus investment-related experience in excess of amounts included in core earnings	$339	$403	$137	$(8)	$202	$249	$86	$288
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	34	14	(34)	(54)	49	129	-	(93)
Recapture of reinsurance treaty, segregated fund product changes and impact of tax related changes	-	(3)	-	-	-	-	137	122
Net income (loss) attributed to shareholders	$373	$414	$103	$(62)	$251	$378	$223	$317

U.S. Division

				Quarterly Results
C$ millions, unaudited	2013				2012 (restated)(1)
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
U.S. Division core earnings	$366	$361	$343	$440	$293	$288	$247	$257
Investment-related experience in excess of amounts included in core earnings	161	404	65	263	367	348	156	155
Core earnings plus investment-related experience in excess of amounts included in core earnings	$527	$765	$408	$703	$660	$636	$403	$412
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	105	163	21	23	(104)	(224)	(199)	164
Impact of in-force product changes and recapture of reinsurance treaties	193	-	-	-	-	26	(25)	-
Tax items	-	-	-	-	170	-	-	-
Net income (loss) attributed to shareholders	$825	$928	$429	$726	$726	$438	$179	$576

(1)  The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the
     change see our first quarter 2013 report to shareholders.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Corporate and Other

	Quarterly Results
C$ millions, unaudited	2013				2012 (restated)(1)
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(138)	$(135)	$(105)	$(128)	$(62)	$(103)	$(67)	$(113)
Expected cost of macro hedges	(53)	(84)	(128)	(148)	(140)	(124)	(118)	(107)
Investment-related experience included in core earnings	50	52	48	50	50	50	50	50
Total core losses	$(141)	$(167)	$(185)	$(226)	$(152)	$(177)	$(135)	$(170)
Investment-related experience in excess of amounts included in core earnings	(47)	(44)	(56)	(22)	(48)	(15)	(15)	(44)
Core losses plus investment-related experience in excess of amounts included in core earnings	$(188)	$(211)	$(241)	$(248)	$(200)	$(192)	$(150)	$(214)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	(305)	(325)	(407)	(735)	(332)	(120)	(168)	(595)
Changes in actuarial methods and assumptions, excluding URR	(133)	(252)	(35)	(69)	(87)	(1,006)	-	12
Goodwill impairment charge	-	-	-	-	-	(200)	-	-
Closing adjustments on 2011 disposition of Life Retrocession Business	-	-	-	-	-	-	(50)	-
Tax items and restructuring charge related to organizational design	-	-	24	-	37	-	-	18
Net loss attributed to shareholders	$(626)	$(788)	$(659)	$(1,052)	$(582)	$(1,518)	$(368)	$(779)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of  the change see our first quarter 2013 report to shareholders.

Net income (loss) attributed to shareholders in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2013.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money, (“deposits from policyholders”), (iii) adding back the premiums ceded related to FDA coinsurance, (iv) investment contract deposits, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts,  (vii) premium equivalents for “administration services only” group benefit contracts (“ASO premium equivalents”), (viii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (ix) other deposits in other managed funds.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Premiums and deposits	Quarterly Results			Full Year Results
C$ millions	4Q 2013	3Q 2013	4Q 2012	2013	2012
Net premium income	$4,548	$4,369	$4,821	$17,510	$10,194
Deposits from policyholders	5,756	5,321	5,728	23,059	23,533
Premiums and deposits per financial statements	$10,304	$9,690	$10,549	$40,569	$33,727
Add back premiums ceded relating to FDA coinsurance	-	-	2	-	7,229
Investment contract deposits	15	9	59	59	212
Mutual fund deposits	8,400	8,111	6,117	35,890	18,843
Institutional advisory account deposits	957	1,089	5,376	3,974	7,744
ASO premium equivalents	746	723	706	2,935	2,819
Group benefits ceded premiums	1,000	981	1,180	4,404	4,430
Other fund deposits	114	99	139	419	497
Total premiums and deposits	$21,536	$20,702	$24,128	$88,250	$75,501
Currency impact	-	145	(229)	1,025	798
Constant currency premiums and deposits	$21,536	$20,847	$23,899	$89,275	$76,299

Funds under management is a non-GAAP measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management (C$ millions)
As at	Dec 31, 2013	Sept 30, 2013	(restated)(1) Dec 31, 2012
Total invested assets	$232,709	$229,221	$227,932
Segregated funds net assets	239,871	226,975	209,197
Funds under management per financial statements	$472,580	$456,196	$437,129
Mutual funds	91,118	81,049	59,979
Institutional advisory accounts (excluding segregated funds)	30,284	28,686	26,692
Other funds	4,951	8,721	7,358
Total fund under management	$598,933	$574,652	$531,158
Currency impact	-	12,551	20,876
Constant currency funds under management	$598,933	$587,203	$552,034

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
(C$ millions) As at	Dec 31, 2013	Sept 30, 2013	(restated)(1) Dec 31 2012
Total equity	$29,033	$26,881	$25,159
Add AOCI loss on cash flow hedges	84	115	185
Add liabilities for preferred shares and capital instruments	4,385	4,119	3,903
Total capital	$33,502	$31,115	$29,247

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in the fourth quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.50%	9.00%	6.25%
Jurisdictional income tax rate	26.5%	35%	16.5%	31%
Foreign exchange rate	n/a	1.049386	0.135347	0.010461
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

Total Annualized Insurance and Wealth Premium Equivalent (“APE”) Basis Sales are sales that comprise 100 per cent of regular premium/deposit sales and 10 per cent of single premium/deposit sales for both insurance and wealth management products.

F2	Key Planning assumptions and uncertainties

Manulife’s 2016 management objectives20 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long term assumptions, and favourable investment-related experience included in core earnings.

20 See “Caution regarding forward-looking statements” below.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

F3	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE, the integration of our John Hancock Life and Long-term Care businesses, our 2016 goal for pre-tax run rate savings related to our Efficiency & Effectiveness initiative, and the potential impact of a new Canadian Actuarial Standards Board standard related to economic reinvestment assumptions used in the valuation of policy liabilities.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2012 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2012 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Income

(Canadian $ in millions except per share information, unaudited)	For the years ended
	December 31
		(restated)(1)
	2013	2012
Revenue
Net premium income prior to FDA coinsurance(2)	$17,510	$17,423
Premiums ceded relating to FDA coinsurance	-	(7,229)
Investment income
Investment income	9,870	9,802
Realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities and macro hedge program(3)	(17,617)	1,825
Other revenue	8,909	7,289
Total revenue	$18,672	$29,110
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$10,005	$9,527
Maturity and surrender benefits	4,683	4,786
Annuity payments	3,504	3,244
Policyholder dividends and experience rating refunds	1,103	1,092
Net transfers from segregated funds	(624)	(718)
Change in insurance contract liabilities(3)	(10,130)	13,040
Change in investment contract liabilities	162	71
Ceded benefits and expenses	(6,376)	(5,924)
Change in reinsurance assets	1,526	(8,065)
Net benefits and claims	$3,853	$17,053
General expenses	4,624	4,415
Investment expenses	1,172	1,034
Commissions	3,920	3,932
Interest expense	1,045	934
Net premium taxes	311	299
Goodwill impairment	-	200
Total contract benefits and expenses	$14,925	$27,867
Income (loss) before income taxes	$3,747	$1,243
Income tax (expense) recovery	(581)	492
Net income	$3,166	$1,735
Less: Net income attributed to non-controlling interests	48	28
Net loss attributed to participating policyholders	(12)	(103)
Net income attributed to shareholders	$3,130	$1,810
Preferred share dividends	(131)	(112)
Common shareholders' net income	$2,999	$1,698

Basic earnings per common share	$1.63	$0.94
Diluted earnings per common share	$1.62	$0.92

(1)
The 2012 results have been restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)
In 2012, the Company entered into a coinsurance agreement, effective April 1, 2012, to reinsure 89 per cent of its book value fixed deferred annuity business from John Hancock Life Insurance Company (U.S.A.) and a separate agreement, effective July 1, 2012, to reinsure 90 per cent of its book value fixed deferred annuity business from John Hancock Life Insurance Company of New York. Under the terms of both of these agreements, the Company will maintain the responsibility for servicing of the policies.

(3)
The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities related primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.  See Section B6 above.

February 13, 2014 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)
		(restated)1
As at December 31	2013	2012
Assets
Invested assets
Cash and short-term securities	$13,630	$13,386
Securities
Bonds	114,957	119,159
Equities	13,075	11,035
Loans
Mortgages	37,558	35,082
Private placements	21,015	20,275
Policy loans	7,370	6,793
Bank loans	1,901	2,142
Real estate	9,708	8,513
Other invested assets	13,495	11,547
Total invested assets	$232,709	$227,932
Other assets
Accrued investment income	$1,813	$1,792
Outstanding premiums	734	1,009
Derivatives	9,673	14,707
Goodwill and intangible assets	5,298	5,113
Reinsurance assets	17,443	18,681
Deferred tax asset	2,763	3,177
Miscellaneous	3,324	3,390
Total other assets	$41,048	$47,869
Segregated funds net assets	$239,871	$209,197
Total assets	$513,628	$484,998

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$193,242	$198,395
Investment contract liabilities	2,524	2,420
Bank deposits	19,869	18,857
Deferred tax liability	617	603
Derivatives	8,929	7,500
Other liabilities	10,383	13,918
	$235,564	$241,693
Long-term debt	4,775	5,046
Liabilities for preferred shares and capital instruments	4,385	3,903
Segregated funds net liabilities	239,871	209,197
Total liabilities	$484,595	$459,839

Equity
Issued share capital
Preferred shares	$2,693	$2,497
Common shares	20,234	19,886
Contributed surplus	256	257
Shareholders' retained earnings	5,294	3,256
Shareholders' accumulated other comprehensive income (loss)	46	(1,184)
Total shareholders' equity	$28,523	$24,712
Participating policyholders' equity	134	146
Non-controlling interests	376	301
Total equity	$29,033	$25,159
Total liabilities and equity	$513,628	$484,998

(1)
The December 31, 2012 amounts have been restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

February 13, 2014 – Press Release Reporting Fourth Quarter Results